DAIMLER TRUCKS RETAIL TRUST 2024-1
Investor Report
Collection Period Ended   30-Jun-2024

Amounts in USD

Dates

Collection Period No.	3			
Collection Period (from... to)	1-Jun-2024	30-Jun-2024		
Determination Date	11-Jul-2024			
Record Date	12-Jul-2024			
Distribution Date	15-Jul-2024			
Interest Period of the Class A-1 Notes (from... to)	17-Jun-2024	15-Jul-2024	Actual/360 Days	28
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Jun-2024	15-Jul-2024	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	140,000,000.00	69,988,445.66	49,033,387.26	20,955,058.40	149.678989	0.350238
Class A-2 Notes	276,000,000.00	276,000,000.00	276,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	301,000,000.00	301,000,000.00	301,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	59,950,000.00	59,950,000.00	59,950,000.00	0.00	0.000000	1.000000
Total Note Balance	**776,950,000.00**	**706,938,445.66**	**685,983,387.26**	**20,955,058.40**		
Overcollateralization	74,504,076.37	74,502,231.68	74,502,231.68			
Adjusted Pool Balance	851,454,076.37	781,440,677.34	760,485,618.94			
Yield Supplement Overcollateralization Amount	38,548,423.47	33,538,390.34	32,041,346.34			
Pool Balance	**890,002,499.84**	**814,979,067.68**	**792,526,965.28**			

	Amount	Percentage
Initial Overcollateralization Amount	74,504,076.37	8.75%
Target Overcollateralization Amount	74,502,231.68	8.75%
Current Overcollateralization Amount	74,502,231.68	8.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	20,955,058.40	149.678989
Class A-2 Notes	5.600000%	1,288,000.00	4.666667	1,288,000.00	4.666667
Class A-3 Notes	5.490000%	1,377,075.00	4.575000	1,377,075.00	4.575000
Class A-4 Notes	5.560000%	277,768.33	4.633333	277,768.33	4.633333
Total		**2,942,843.33**		**23,897,901.73**	

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	21,879,000.21	(1) Total Servicing Fee	679,149.22
Interest Collections	4,228,158.30	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	216,961.62	(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
Recoveries	0.00		
Purchase Amounts	0.00	(3) Interest Distributable Amount	2,942,843.33
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	116,067.34	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**26,440,187.47**	(6) Regular Principal Distributable Amount	20,955,058.40
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**26,440,187.47**	(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
		(9) Excess Collections to Certificateholders	1,863,136.52
		Total Distribution	**26,440,187.47**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	679,149.22	679,149.22	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,942,843.33	2,942,843.33	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	1,288,000.00	1,288,000.00	0.00
thereof on Class A-3 Notes	1,377,075.00	1,377,075.00	0.00
thereof on Class A-4 Notes	277,768.33	277,768.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	2,942,843.33	2,942,843.33	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	20,955,058.40	20,955,058.40	0.00
Aggregate Principal Distributable Amount	20,955,058.40	20,955,058.40	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,128,635.19
Reserve Fund Amount - Beginning Balance	2,128,635.19
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	8,650.09
minus Net Investment Earnings	8,650.09
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,128,635.19
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	8,650.09
Net Investment Earnings on the Collection Account	107,417.25
Investment Earnings for the Collection Period	116,067.34

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	890,002,499.84	4,711
Pool Balance beginning of Collection Period	814,979,067.68	4,522
Principal Collections	19,942,922.61	
Principal Collections attributable to Full Pay-offs	1,936,077.60	
Principal Purchase Amounts	0.00	
Principal Gross Losses	573,102.19	
Pool Balance end of Collection Period	792,526,965.28	4,449
Pool Factor	89.05%	

	As of Cutoff Date	Current
Weighted Average APR	6.83%	6.88%
Weighted Average Number of Remaining Payments	42.39	39.67
Weighted Average Seasoning (months)	14.87	18.49

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	780,653,116.13	4,380	98.50%
31-60 Days Delinquent	6,280,251.40	46	0.79%
61-90 Days Delinquent	5,295,329.63	21	0.67%
91-120 Days Delinquent	298,268.12	2	0.04%
Total	792,526,965.28	4,449	100.00%

Delinquency Trigger	**10.500%**
60+ Delinquency Receivables to EOP Pool Balance	0.71%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	573,102.19	8	1,658,334.19	24
Principal Net Liquidation Proceeds	216,279.00		902,754.59	
Principal Recoveries	-		35,907.88	
Principal Net Loss / (Gain)	356,823.19		719,671.72	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.533%
Prior Collection Period	0.075%
Second Prior Collection Period	0.216%
Third Prior Collection Period	- %
Four Month Average	0.274%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.081%
Average Net Credit Loss/(Gain)	29,986.32

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

	Total Pool						
	Cumulative Loss		Delinquncies			Lifetime	
Pd.	Gross	Net	31-60	61-90	91+	CPR	
1	0.08%	0.03%	0.45%	0.06%	- %	3.00%	
2	0.12%	0.04%	0.82%	0.11%	0.01%	4.63%	
3	0.19%	0.08%	0.79%	0.67%	0.04%	3.99%	